Exhibit 99.1

Director’s Share Dealing

London: Tuesday, August 9, 2016: Hutchison China MediTech Limited (“Chi-Med”) (AIM/Nasdaq: HCM) has received notification that the spouse of Mr Christopher Nash, Independent Non-executive Director, has purchased 3,120 and 42 ordinary shares of US$1.00 each in Chi-Med (the “Ordinary Shares”) at a price of GBP19.00 and GBP18.99 per share respectively on August 4, 2016.

Following the above transaction, the combined holding of Mr Nash and his spouse is 39,596 Ordinary Shares, representing approximately 0.065% of the current issued share capital of Chi-Med.

The notification set out below is provided in accordance with the requirements of the EU Market Abuse Regulation.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ms Rebecca Pynt
2	Reason for the notification
a)	Position/status	Spouse of Mr Christopher Nash, an Independent Non-executive Director of Chi-Med
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Hutchison China MediTech Limited
b)	LEI	N/A
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of US$1.00 each DI ISIN: KYG4672N1016 ADS ISIN: US44842L1035
b)	Nature of the transaction	Acquisition of 3,120 and 42 Ordinary Shares on August 4, 2016 at a price of GBP19.00 and GBP18.99 respectively

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP19.00	3,120
		GBP18.99	42

d)	Aggregated information — Aggregated volume — Price	N/A
e)	Date of the transaction	2016-08-04
f)	Place of the transaction	London Stock Exchange (XLON)

NOTES TO EDITORS

About Chi-Med

Chi-Med is an innovative China-based biopharmaceutical company which researches, develops, manufactures and sells pharmaceuticals and healthcare products. Its Innovation Platform, Hutchison MediPharma Limited, focuses on discovering and developing innovative therapeutics in oncology and autoimmune diseases for the global market. Its Commercial Platform manufactures, markets, and distributes prescription drugs and consumer health products in China.

Chi-Med is majority owned by the multinational conglomerate CK Hutchison Holdings Limited (SEHK: 0001).  For more information, please visit: www.chi-med.com.

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